503/22/04

04016421

SECURITI[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED MAR - 2 2004 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Technology Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich, CT 06831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curt Snyder (203) 532-7350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis L. Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Technology Research, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 7th day of February 2004

Notary Public

Notary Public

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct 31, 2004

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Technology Research, Inc.

Statement of Financial Condition
December 31, 2003

American Technology Research, Inc.
Index
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholders of
American Technology Research, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Technology Research, Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 9, 2004

American Technology Research, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 7,626,290
Receivable from clearing broker	2,386,275
Accounts receivable	211,535
Deposits	105,813
Prepaid expenses	194,349
Furniture and fixtures, computer equipment, and leasehold improvements, net of accumulated depreciation and amortization of $143,013	415,919
Investment, at fair value	581,751
Total assets	$ 11,521,932
Liabilities and Stockholders' Equity	
Accrued incentive compensation	$ 4,450,000
Current and deferred income taxes payable	963,714
Accrued expenses	371,975
Floor brokerage payable	132,817
Total liabilities	5,918,506
Stockholders' equity	
Common stock ($.01 par value: 20,000 shares authorized; 2,185 shares issued and outstanding)	22
Additional paid-in-capital	2,736,551
Retained earnings	2,866,853
Total stockholders' equity	5,603,426
Total liabilities and stockholders' equity	$ 11,521,932

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Operations

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a registered broker-dealer with expertise in the information technology sector. The Company's membership with the National Association of Securities Dealers, Inc. ("NASD") was approved on August 28, 2002, and it began sales and trading operations on September 9, 2002. The Company executes exchange listed and over-the-counter securities transactions on an agency capacity and clears on a fully disclosed basis through Bear Stearns Securities Corporation ("Clearing Broker").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents include money market accounts which are payable on demand and are connected to the Company's checking account held with a New York money center bank.

Receivable from Clearing Broker
Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. Securities transactions are recorded on a trade-date basis. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

Depreciation and Amortization
Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

Investments, at Fair Value
The Company carries its investment in a limited partnership at fair value, based on information provided by the limited partnership's general partner. Changes in fair value are reported currently.

Income Taxes
The Company will file U.S. Federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes," which require the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

Use of Estimate
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Guarantor's Accounting and Disclosure for Guarantees
The Financial Accounting Standards Board issued interpretations No. 45 Guarantor's Accounting and Disclosure for Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that confirm a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantee is not material.

3. Furniture and Fixtures, Computer Equipment and Leasehold Improvement

At December 31, 2003 balances are composed of the following:

Computer equipment (net of depreciation of $119,135)	$	275,127
Furniture and fixtures (net of depreciation of $19,829)		96,256
Leasehold improvements (net of amortization of $4,049)		44,536
	$	415,919

4. Stock Incentive Plan

The Company established a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), non-qualified stock options ("NQSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2003, incentive stock options were approved by the Company's Board of Directors and granted to certain eligible plan participants.

In 2002, options for 237 shares at a strike price of $1,800 were issued, all with expiration dates between October 31, 2012 and December 31, 2012. During 2003, options for 25 shares of the 237 were cancelled. In 2003, options for 436 shares with strike prices ranging from $2,100 to $2,310 were issued. Options vest 25% annually beginning with the one year anniversary of the date of grant. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for the Plan. Accordingly, no compensation costs have been recognized for the issuance of the incentive stock option.

5. Commitments and Contingent Liabilities

The Company leases office space under two non-cancelable operating leases which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to operating expenses increases. The Company leases office space in Greenwich, CT which commenced on August 1, 2003 and in San Francisco, CA which commenced on September 1, 2002. The Company assigned a lease for office space in Old Greenwich, CT to an

independent party effective on August 1, 2003. The Company has deposits of $98,313 related to these leases included as deposits on the statement of financial condition.

Future minimum rental commitments under the office leases are as follows:

Year ended December 31,	
2004	$ 297,777
2005	263,826
2006	190,825
2007	198,050
2008	119,000
	$ 1,069,478

6. Regulatory Requirements

As a broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and 15 to 1 thereafter. At December 31, 2003, the Company had net capital of $3,952,162 which was $3,557,595 in excess of its required net capital of $394,567. The Company's aggregate indebtedness to net capital ratio was 1.50 to 1 at December 31, 2003.

The Company is except under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).